

September 29, 2010

By facsimile to (480) 894-6433 and U.S. Mail

Mr. Steven G. Bunger
Chairman, President, and Chief Executive Officer
7420 South Kyrene Road, Suite 101
Tempe, AZ 85283

> **Re:** **Mobile Mini, Inc.**
> **Amendment 1 to Annual Report on Form 10-K**
> **for the fiscal year December 31, 2009**
> **Filed September 27, 2010**
> **File No. 1-12804**

Dear Mr. Bunger:

We reviewed the amendment and have the comment below.

Bonus History and Determination of Non-Equity Incentive Plan Compensation, page 1

1.  We note your response to comment four in our letter dated September 13, 2010. In future filings, to the extent applicable, please also include a table relating to geographic specific goals and results achieved similar to the table provided on page 9 of your August 24, 2010 supplemental response.

Closing

Please respond to the comment within 10 business days, or tell us when you will provide us a response. Please provide us a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In connection with responding to our comment, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in its filings.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Dietrich A. King, Staff Attorney, at (202) 551-3338 if you have any questions about the comment or related matters.

Very truly yours,


Pamela A. Long
Assistant Director